UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                       FIRST CASH FINANCIAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    31942D107
          ------------------------------------------------------------
                                 (CUSIP Number)

                                       **
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X]       Rule 13d-1(b)

            [ ]       Rule 13d-1(c)

            [ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



** On February 11, 2000, Resource Trust Company filed a Schedule 13G which overstated its holdings of First Cash Financial Services, Inc. This filing corrects the earlier filing.


                        (Continued on following page(s))
                                Page 1 of 5 Pages

--------------------------------------------
CUSIP No. 31942D107
--------------------------------------------

========= ======================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Resource Trust Company - 41-1250535
========= ======================================================================
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                          (a) [ ]
                                                                       (b) [X]
========= ======================================================================
  3       SEC USE ONLY
========= ======================================================================
  4       CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
======================= ====== =================================================
                          5    SOLE VOTING POWER
      NUMBER OF                72,100
        SHARES
     BENEFICIALLY       ====== =================================================
       OWNED BY           6    SHARED VOTING POWER
         EACH                  -0-
      REPORTING         ====== =================================================
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH                  -0-
                        ====== =================================================
                          8    SHARED DISPOSITIVE POWER
                               72,100
========= ======================================================================
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          72,100
========= ======================================================================
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)
          Not Applicable
========= ======================================================================
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.8%1
========= ======================================================================
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          BK
========= ======================================================================

--------
1 Based upon an aggregate of 8,849,909 shares outstanding as of November 12, 1999.

                                Page 2 of 5 Pages

               This Amendment to the undersigned's Schedule 13G, which was originally filed on February 11, 2000 (the "Schedule 13G") with regard to First Cash Financial Services, Inc. (the "Issuer") is being filed to amend and restate the original Schedule 13G of the undersigned filed on February 11, 2000.

          Item 1(a).   Name of Issuer:
                       First Cash Financial Services, Inc.

          Item 1(b).   Address of Issuer's Principal Executive Offices:
                       690 East Lamar, Suite 400
                       Arlington, TX  76011

          Item 2(a).   Name of Person Filing:
                       Resource Trust Company

          Item 2(b).   Address of Principal Business Office or, if none,
                       Residence:
                       900 South Second Avenue South, Suite 300
                       Minneapolis, MN  55402

          Item 2(c).   Citizenship:
                       Resource Trust Company is a Minnesota corporation.

          Item 2(d).   Title of Class of Securities:
                       Common Stock

          Item 2(e).   CUSIP Number:
                       31942D107


                               Page 3 of 5 Pages

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                       [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

                       |X| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                       [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                       [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                       [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

                       [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

                       [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

                       [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                            1813);

                       [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                       [ ]  Group, in accordance with Section
                            240.13d-1(b)(1)(ii)(J).

          Item 4.      Ownership

                       (a)     Amount Beneficially Owned:  72,100

                       (b)     Percent of Class:  0.8%

                       (c) Number of shares as to which such person has:

                               (i)   sole power to vote or to direct the vote:
                                         72,100

                               (ii)  shared power to vote or to direct the vote:
                                         -0-

                               (iii) sole power to dispose or to direct the
                                     disposition of:  -0-

                               (iv) shared power to dispose or to direct the disposition of: 72,100

          Item 5.      Ownership of Five Percent or Less of a Class.

                       This statement was originally filed in error due to a miscalculation of the holdings of the issuer by the undersigned, when, in fact, the holdings of the undersigned were never more than 5%.

          Item 6.      Ownership of More than Five Percent on Behalf of Another
                       Person.

                       N/A


                               Page 4 of 5 Pages

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                       N/A

          Item 8.      Identification and Classification of Members of the
                       Group.

                       N/A

          Item 9.      Notice of Dissolution of Group.

                       N/A

          Item 10.     Certification.

                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                          SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 28, 2000

RESOURCE TRUST COMPANY


/s/ John A. Clymer
John A. Clymer


                                Page 5 of 5 Pages